SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*
(Amendment No. 4)

CVSL Inc.

(Name of Issuer)

Common Stock, $0.0001 per share

(Title of Class of Securities)

12665T 10 7

(CUSIP Number)

Douglas D. Haloftis, Gardere Wynne Sewell LLP,

1601 Elm Street, Suite 3000, Dallas, Texas 75201, (214) 999-4670

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 17, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12665T 10 7

(1)	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Richmont Capital Partners V LP 46-1551459

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds WC

(5)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power -0-

	(8)	Shared Voting Power 61,907,846 (1) (2)

	(9)	Sole Dispositive Power -0-

	(10)	Shared Dispositive Power 61,907,846 (1) (2)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 61,907,846 (1) (2)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 11.3% (3) (4)

(14)	Type of Reporting Person PN

(1) Richmont Capital Partners V LP (“Richmont Capital”) is the payee and holder of a $20,000,000 Convertible Subordinated Unsecured Promissory Note, as amended (the “Note”), that is mandatorily convertible, both as to principal and interest (the “Conversion”), into shares of the common stock (“Common Stock”) of CVSL Inc. (the “Issuer”) at $0.33 per share, subject to a maximum of 64,000,000 shares being issued.  The Note bears interest at 4% per annum.  Richmont Street LLC (“Richmont Street”) is the sole general partner of Richmont Capital, and John Rochon Jr. (“Rochon”) is the sole owner and the President of Richmont Street.  Therefore, Richmont Street and Rochon may be deemed to be beneficial owners of, and share voting and dispositive power over, the shares issuable upon the Conversion.

(2) Richmont Capital has the right to receive direct ownership of the shares of Common Stock issuable upon the Conversion.  Both principal and accrued and unpaid interest on the Note are convertible into shares of Common Stock at $0.33 per share, subject to a maximum of 64,000,000 shares being issued.

(3) As described in the response to Item 5, if the Issuer issues additional shares of Common Stock to effect the Conversion, Richmont Capital owns beneficially, as of June 26, 2013, 61,907,846 shares of Common Stock, or 11.3% of the outstanding Common Stock (taking into account the accrued and unpaid balance of the Note as of June 26, 2013), and would own beneficially 64,000,000 shares of Common Stock, or 11.6% of the outstanding Common Stock, if the maximum number of shares were issued in the Conversion.  If, however, the 61,907,846 shares of Common Stock are contributed by Rochon Capital Partners, Ltd. (“RCP”) to the Issuer in connection with the Conversion, Richmont Capital’s beneficial ownership as of June 26, 2013 would be 12.7%; but if the maximum 64,000,000 shares of Common Stock were issued in the Conversion and RCP were to contribute 64,000,000 shares of Common Stock for issuance in the Conversion, Richmont Capital may be deemed the beneficial owner of 13.1% of the outstanding Common Stock.

(4) Percentage calculated based on 487,712,326 shares of Common Stock outstanding as of May 13, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013 filed with the Securities and Exchange Commission on May 15, 2013.

CUSIP No. 12665T 10 7

(1)	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Richmont Street LLC 80-0875251

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds AF

(5)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power -0-

	(8)	Shared Voting Power 61,907,846 (1) (2)

	(9)	Sole Dispositive Power -0-

	(10)	Shared Dispositive Power 61,907,846 (1) (2)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 61,907,846 (1) (2)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 11.3% (3) (4)

(14)	Type of Reporting Person CO

(1) Richmont Capital Partners V LP (“Richmont Capital”) is the payee and holder of a $20,000,000 Convertible Subordinated Unsecured Promissory Note, as amended (the “Note”), that is mandatorily convertible, both as to principal and interest (the “Conversion”), into shares of the common stock (“Common Stock”) of CVSL Inc. (the “Issuer”) at $0.33 per share, subject to a maximum of 64,000,000 shares being issued.  The Note bears interest at 4% per annum.  Richmont Street LLC (“Richmont Street”) is the sole general partner of Richmont Capital, and John Rochon Jr. (“Rochon”) is the sole owner and the President of Richmont Street.  Therefore, Richmont Street and Rochon may be deemed to be beneficial owners of, and share voting and dispositive power over, the shares issuable upon the Conversion.

(2) Richmont Capital has the right to receive direct ownership of the shares of Common Stock issuable upon the Conversion.  Both principal and accrued and unpaid interest on the Note are convertible into shares of Common Stock at $0.33 per share, subject to a maximum of 64,000,000 shares being issued.

(3) As described in the response to Item 5, if the Issuer issues additional shares of Common Stock to effect the Conversion, Richmont Street owns beneficially, as of June 26, 2013, 61,907,846 shares of Common Stock, or 11.3% of the outstanding Common Stock (taking into account the accrued and unpaid balance of the Note as of June 26, 2013), and would own beneficially 64,000,000 shares of Common Stock, or 11.6% of the outstanding Common Stock, if the maximum number of shares were issued in the Conversion.  If, however, the 61,907,846 shares of Common Stock are contributed by Rochon Capital Partners, Ltd. (“RCP”) to the Issuer in connection with the Conversion, Richmont Street’s beneficial ownership as of June 26, 2013 would be 12.7%; but if the maximum 64,000,000 shares of Common Stock were issued in the Conversion and RCP were to contribute 64,000,000 shares of Common Stock for issuance in the Conversion, Richmont Street may be deemed the beneficial owner of 13.1% of the outstanding Common Stock.

(4) Percentage calculated based on 487,712,326 shares of Common Stock outstanding as of May 13, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013 filed with the Securities and Exchange Commission on May 15, 2013.

CUSIP No. 12665T 10 7

(1)	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) John Rochon Jr.

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds AF OO

(5)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 49,750,000 (1)

	(8)	Shared Voting Power 61,907,846 (2) (3)

	(9)	Sole Dispositive Power 49,750,000 (1)

	(10)	Shared Dispositive Power 61,907,846 (2) (3)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 111,657,846 (1) (2) (3) (4)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 20.3% (4) (5)

(14)	Type of Reporting Person IN

(1) Of the reported shares of the common stock (“Common Stock”) of CVSL Inc. (the “Issuer”), (a) 24,750,000 shares (the “Gifted Shares”) are held by The William John Philip Rochon 2010 Dynasty Trust (the “Trust”), under which John Rochon Jr. (“Rochon”) is the sole trustee and the sole beneficiary and, as such, may be deemed the beneficial owner of such shares, and (b) 25,000,000 shares are held directly by Rochon (the “Transferred Shares”).  The Trust received the Gifted Shares as a gift, and Rochon received the Transferred Shares in a private transaction in exchange for a promissory note in the original principal amount of $250,000.

(2) Richmont Capital Partners V LP (“Richmont Capital”) is the payee and holder of a $20,000,000 Convertible Subordinated Unsecured Promissory Note, as amended (the “Note”), that is mandatorily convertible, both as to principal and interest (the “Conversion”), into shares of Common Stock at $0.33 per share, subject to a maximum of 64,000,000 shares being issued.  The Note bears interest at 4% per annum.  Richmont Street LLC (“Richmont Street”) is the sole general partner of Richmont Capital, and Rochon is the sole owner and the President of Richmont Street.  Therefore, Richmont Street and Rochon may be deemed to be beneficial owners of, and share voting and dispositive power over, the shares issuable upon the Conversion.

(3) Richmont Capital has the right to receive direct ownership of the shares of Common Stock issuable upon the Conversion.  Both principal and accrued and unpaid interest on the Note are convertible into shares of Common Stock at $0.33 per share, subject to a maximum of 64,000,000 shares being issued.

(4) The reported aggregate beneficial ownership of 111,657,846 shares of Common Stock, or 20.3% of the issued and outstanding Common Stock, comprises (a) the Gifted Shares (representing 5.1% of the issued and outstanding shares of Common Stock), (b) 61,907,846 shares of Common Stock that were issuable upon the Conversion as of June 26, 2013 (representing 12.7% of the issued and outstanding Common Stock) and (c) the Transferred Shares (representing 5.1% of the issued and outstanding shares of Common Stock).  As described in the response to Item 5, the reported 20.3% ownership of the issued and outstanding Common Stock is calculated as of June 26, 2013, takes into account the accrued and unpaid balance on the Note as of such date and assumes that the Issuer issues additional shares of Common Stock to effect the Conversion; but such ownership would be no more than 20.6% of the outstanding Common Stock if the Issuer issues 64,000,000 shares of Common Stock in the Conversion, which is the maximum number of shares of Common Stock issuable pursuant to the Note.  If, however, the 61,907,846 shares of Common Stock are contributed by Rochon Capital Partners, Ltd. (“RCP”) to the Issuer in connection with the Conversion, Rochon’s beneficial ownership as of June 26, 2013 would be 22.9%; but if the maximum 64,000,000 shares of Common Stock were issued in the Conversion and RCP were to contribute 64,000,000 shares of Common Stock for issuance in the Conversion, Rochon may be deemed the beneficial owner of 13.1% of the outstanding Common Stock.

(5) Percentage calculated based on 487,712,326 shares of Common Stock outstanding as of May 13, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013 filed with the Securities and Exchange Commission on May 15, 2013.

This Amendment No. 4 to Schedule 13D (this “Amendment”) relating to shares of common stock, par value of $0.0001 per share (“Common Stock”), of CVSL Inc. (the “Issuer”) is filed with the Securities and Exchange Commission (the “Commission”) by Richmont Capital Partners V LP, a Texas limited partnership (“Richmont Capital”), Richmont Street LLC, a Texas limited liability company (“Richmont Street”), and John Rochon Jr. (“Rochon” and, together with Richmont Capital and Richmont Street, the “Reporting Persons”).  The Reporting Persons filed an original Schedule 13D (the “Original Schedule 13D”) relating to shares of Common Stock with the Commission on December 26, 2012, and the Original Schedule 13D has been amended by the Reporting Persons as follows (as amended through Amendment No. 3 described below, the “Existing Schedule 13D”):

Amendment No.	Date	Amendment Type

Amendment No. 1	January 10, 2013	Amendment and restatement of the Original Schedule 13D in its entirety
Amendment No. 2	January 15, 2013	Amendment and restatement of Amendment No. 1 in its entirety
Amendment No. 3	April 19, 2013	Amendment of certain Items of Amendment No. 2 only

This Amendment is being filed to reflect the entry by the Issuer and Richmont Capital into a First Amendment to Convertible Subordinated Unsecured Promissory Note (the “Note Amendment”), dated June 17, 2013, which amends that certain Convertible Subordinated Unsecured Promissory Note, dated December 12, 2012, in the original principal amount of $20,000,000, issued by the Issuer to Richmont Capital (the “Note”).  The Note Amendment amended the Note to extend the date of mandatory conversion of the Note.

Item 1.                   Security and Issuer.

Item 1 of the Existing Schedule 13D is amended and restated in its entirety as follows:

This statement relates to shares of common stock, par value of $0.0001 per share (“Common Stock”), of CVSL Inc., a Florida corporation formerly known as “Computer Vision Systems Laboratories, Corp.” (the “Issuer”).  The address of the principal executive offices of the Issuer is 2400 North Dallas Parkway, Suite 230, Plano, Texas 75093.

Item 5.                   Interest in Securities of the Issuer.

Item 5 of the Existing Schedule 13D is amended and restated in its entirety as follows:

The information set forth in Items 3 and 4 of this statement is hereby incorporated by reference.

There were 487,712,326 shares of Common Stock outstanding as of May 13, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013 filed with the Securities and Exchange Commission (the “Commission”) on May 15, 2013.

(a)                     On December 12, 2012 (the “Issuance Date”), the Issuer and Richmont Capital executed a Convertible Subordinated Unsecured Note Purchase Agreement pursuant to which the Note was issued by the Issuer to Richmont Capital.  Richmont Capital is the payee and holder of the Note.  The Note bears interest at an annual rate of 4%, which interest is payable on each anniversary of the Issuance Date; provided, however, that interest payable through the third anniversary of the Issuance Date may, at the Issuer’s option, be paid in kind (“PIK Interest”) and any such PIK Interest will be added to the outstanding principal amount of the Note.  Beginning 380 days from the Issuance Date, the Note may be prepaid, in whole or in part, at any time without premium or penalty.

Under the terms of the Note, the full amount of the Note (including any and all accrued interest thereon, whether previously converted to principal or otherwise) will be converted, on a mandatory basis (the “Conversion”), into no more than 64,000,000 shares of Common Stock on a date that is within 380 calendar days of the Issuance Date (the date of the Conversion being referred to as the “Conversion Date”), at a price of $0.33 per share of Common Stock.  As of the Issuance Date, the Issuer was authorized under its Articles of Incorporation to issue a maximum of 490,000,000 shares of Common Stock.  Pursuant to the Note, the Issuer agreed, within 365 days of the Issuance Date, to (i) amend the Issuer’s Articles of Incorporation to increase the number of unissued and authorized shares of Common Stock, (ii) reincorporate in Delaware and, as part of such reincorporation, increase the number of unissued and authorized shares of Common Stock and/or (iii) cause the contribution to the Issuer by Rochon Capital Partners, Ltd., a Texas limited partnership (“RCP”), of issued and outstanding shares of Common Stock, in each instance necessary to allow the Issuer to be able to effect the Conversion.  Effective May 30, 2013, the Issuer’s Articles of Incorporation were amended to increase the authorized shares of Common Stock from 490,000,000 to 5,000,000,000 shares (the “Charter Amendment”).  The increase in the number of authorized shares of Common Stock pursuant to the Charter Amendment permits the Issuer, as of June 26,

2013, to issue additional shares of Common Stock to effect the Conversion in full, without having to effect the Conversion with shares of Common Stock being contributed to the Issuer by RCP.  As of June 26, 2013, Richmont Capital had the right to acquire a minimum of 61,907,846 shares of Common Stock upon the Conversion, taking into account the accrued and unpaid balance of the Note as of such date.

On June 17, 2013, the Issuer and Richmont Capital entered into a First Amendment to Convertible Subordinated Unsecured Promissory Note, dated June 17, 2013 (the “Note Amendment”), which amended the Note to extend the date of mandatory conversion of the Note.  As amended by the Note Amendment, the original principal amount of, and all accrued interest under, the Note is convertible mandatorily into shares of Common Stock (subject to a maximum of 64,000,000 shares being issued) within ten days after June 17, 2014.  All other terms and conditions of the Note remain unchanged and in effect.

Richmont Street, as the sole general partner of Richmont Capital, may be deemed beneficially to own the shares of Common Stock issuable upon the Conversion.

Because of his direct or indirect ownership interest in, or control of, Richmont Capital and Richmont Street, Rochon may be deemed beneficially to own the shares of Common Stock issuable upon the Conversion.

If the Issuer issues additional shares of Common Stock to effect the Conversion, Richmont Capital owns beneficially, as of June 26, 2013, 61,907,846 shares of Common Stock, or 11.3% of the outstanding Common Stock (taking into account the accrued and unpaid balance of the Note as of June 26, 2013), and would own beneficially 64,000,000 shares of Common Stock, or 11.6% of the outstanding Common Stock, if the maximum number of shares were issued in the Conversion.  If, however, the 61,907,846 shares of Common Stock are contributed to the Issuer in connection with the Conversion, Richmont Capital’s beneficial ownership would be 12.7%; but if the maximum 64,000,000 shares of Common Stock were issued in the Conversion and RCP were to contribute 64,000,000 shares of Common Stock for issuance in the Conversion, Richmont Capital may be deemed the beneficial owner of 13.1% of the outstanding Common Stock.

On December 31, 2012, Rochon Sr. transferred by gift 19,750,000 shares of Common Stock to the Trust, and Rochon Sr.’s spouse transferred by gift 5,000,000 shares of Common Stock to the Trust.  As a result of such gifts, Rochon, in his capacity as the sole trustee of the Trust, may be deemed beneficially to own such 24,750,000 shares of Common Stock (the “Gifted Shares”), representing 5.1% of the current 487,712,326 shares of outstanding Common Stock.  In connection with the receipt of the Gifted Shares, Rochon, in his capacity as the sole trustee of the Trust, executed a Covenant Regarding Transfer Restrictions, pursuant to which, among other things, he agreed not to sell, trade or otherwise transfer all or any of the Gifted Shares until such time as (i) certain material, nonpublic information possessed by Rochon Sr. and his spouse (collectively, the “Donors”) has been publicly disclosed or is no longer applicable to the Issuer and (ii) the Donors, if they had retained the Gifted Shares, would not be subject to any prohibition against the sale, trading or other similar transfer of all or any of the Gifted Shares under the federal securities laws or insider-trading policies of the Issuer.

Pursuant to a stock purchase agreement, dated April 9, 2013, between Rochon and RCP (the “Stock Purchase Agreement”), on April 9, 2013, Rochon acquired 25,000,000 shares of Common Stock (the “Transferred Shares”), representing 5.1% of the 487,712,326 shares of outstanding Common Stock, from RCP in exchange for Rochon’s delivery to RCP of a full-recourse, unsecured promissory note in the original principal amount of $250,000 (the “Transferred Shares Note”).  The Transferred Shares Note bears interest at an annual rate of 2.3%, and all principal and accrued interest thereon is due and payable on April 9, 2023.  The Stock Purchase Agreement contains a covenant by RCP to cause Rochon to be made a party to the Registration Rights Agreement, dated September 25, 2012, between the Issuer and RCP, effective as of a date mutually agreeable to Rochon and RCP.

Taking into account the shares of Common Stock issuable pursuant to the Conversion, the Gifted Shares and the Transferred Shares, Rochon may be deemed the beneficial owner of 111,657,846 shares of Common Stock, or 20.3% of the issued and outstanding Common Stock, as of June 26, 2013, assuming the Issuer issues 61,907,846 shares of Common Stock in the Conversion (which takes into account the accrued and unpaid balance of the Note as of June 26, 2013), but no more than 113,750,000 shares of Common Stock, or 20.6% of the outstanding Common Stock, assuming the Issuer issues 64,000,000 shares of Common Stock in the Conversion, which is the maximum number of shares of Common Stock issuable pursuant to the Note.  If, however, the 61,907,846 shares of Common Stock are contributed to the Issuer in connection with the Conversion, Rochon’s beneficial ownership would be 22.9%; but if RCP contributes to the Issuer 64,000,000 shares of Common Stock, which is the maximum number of shares of Common Stock issuable pursuant to the Note, for issuance in the Conversion, Rochon may be deemed the beneficial owner of 23.3% of the outstanding Common Stock.

(b)                       Richmont Capital possesses the sole power to vote or direct the vote of, and the sole power to dispose of or direct the disposition of, the shares of Common Stock issuable upon the Conversion.

As the sole general partner of Richmont Capital, Richmont Street may be deemed to possess the sole power to vote or direct the vote of, and the sole power to dispose of or direct the disposition of, the shares of Common Stock issuable upon the Conversion.

Because of his direct or indirect ownership interest in, or control of, Richmont Capital and Richmont Street, Rochon may be deemed to possess the sole power to vote or direct the vote of, and the sole power to dispose of or direct the disposition of, the shares of Common Stock issuable upon the Conversion.

In his capacity as the sole trustee of the Trust, Rochon may be deemed to possess the sole power to vote or to direct the vote of, and the sole power to dispose of or to direct the disposition of, all of the Gifted Shares.

Rochon has the sole power to vote or to direct the vote of, and the sole power to dispose of or to direct the disposition of, all of the Transferred Shares.

(c)                        The information set forth in Item 5(a) of this statement is hereby incorporated by reference.

(d)                       Not applicable.

Item 7.                   Materials to be Filed as Exhibits.

Item 7 of the Existing Schedule 13D is amended by adding the following Exhibit:

Exhibit 6                                   First Amendment to Convertible Subordinated Unsecured Promissory Note, dated as of June 17, 2013, between CVSL Inc. and Richmont Capital Partners V LP.

[Remainder of Page Intentionally Left Blank; Signature Page Follows]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 27, 2013	RICHMONT CAPITAL PARTNERS V LP

	By:	Richmont Street LLC, its sole general partner

		By:	/s/ John Rochon Jr.
John Rochon Jr., President

Date: June 27, 2013	RICHMONT STREET LLC

	By:	/s/ John Rochon Jr.
John Rochon Jr. President

Date: June 27, 2013	/s/ John Rochon Jr.
John Rochon Jr., individually and in his capacity as the sole trustee of The William John Philip Rochon 2010 Dynasty Trust